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                                   EXHIBIT 99

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                                                                   Exhibit 99-1

                          Forward-Looking Statements

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management.

Dependence on others: Our present growth strategy for development of additional facilities entails entering into and maintaining various arrangements with present and future property owners, including Host Marriott Corporation. We can not assure you that any of our current strategic arrangements will continue, or that we will be able to enter into future collaborations.

Contract terms for new units: The terms of the operating contracts, distribution agreements, franchise agreements and leases for each of our lodging facilities and senior living communities are influenced by contract terms offered by our competitors at the time such agreements are entered into. Accordingly, we cannot assure you that contracts entered into or renewed in the future will be on terms that are as favorable to us as those under existing agreements.

Competition: The profitability of hotels, vacation timeshare resorts, senior living communities, and corporate apartments we operate is subject to general economic conditions, competition, the desirability of particular locations, the relationship between supply of and demand for hotel rooms, vacation timeshare resorts, senior living facilities, corporate apartments, and other factors. We generally operate in markets that contain numerous competitors and our continued success will depend, in large part, upon our ability to compete in such areas as access, location, quality of accommodations, amenities, specialized services, cost containment and, to a lesser extent, the quality and scope of food and beverage services and facilities.

Supply and demand: The lodging industry may be adversely affected by (1) supply additions, (2) international, national and regional economic conditions, including the present economic downturn in the United States, (3) changes in travel patterns, (4) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, and
(5) the availability of capital to allow us and potential hotel owners to fund investments. Our timeshare and senior living service businesses are also subject to the same or similar uncertainties and, accordingly, we cannot assure you that the present downturn in demand for hotel rooms in the United States will not continue, become more severe, or spread to other regions; that the present level of demand for timeshare intervals and senior living communities will continue; or that there will not be an increase in the supply of competitive units, which could reduce the prices at which we are able to sell or rent units. Weaker hotel and senior living community performance could give rise to losses under loans, guarantees and minority equity investments that we have made in connection with hotels and senior living communities that we manage.

Internet reservation channels: Some of our hotel rooms are booked through internet travel intermediaries such as Travelocity, Expedia, Orbitz, Hotels.com and Priceline. As this percentage increases, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us. Moreover, some of these internet travel intermediaries are attempting to commoditize hotel rooms, by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. These agencies hope that consumers will eventually develop brand loyalties to their reservations system rather than to our lodging brands. Although we expect most of our business to continue to be derived from traditional channels, if the amount of sales made through internet intermediaries increases significantly, our business and profitability may be significantly harmed.

The lodging industry's uncertain recovery in the aftermath of the September 11, 2001 terrorist attacks and the possibility of a military action in Iraq, Korea or elsewhere will continue to impact our financial results and growth. Both the Company and the lodging industry have been hurt by last year's terrorist attacks on New York and Washington and their aftermath. Business and leisure travel, which was already suffering from a global economic downturn, decreased further after the attacks and has remained depressed as some potential travelers reduced or avoided discretionary travel in light of increased delays and safety concerns and as a result of further economic declines stemming from an erosion in consumer confidence. Weaker hotel performance has reduced management and franchise fees and given rise to fundings or losses under loans, guarantees and minority investments that we have made in connection with hotels that we manage, which has, in turn, had a material adverse impact on our financial performance. Declines in leisure travel and consumer confidence have also hurt our timeshare sales. Reduced and delayed development of new hotel properties due to adverse economic conditions in turn slows the growth in our management and franchise fees. Although both the lodging and travel industries had begun to recover by the spring of 2002, recent economic softness, concerns over potential military action in Iraq or Korea and the possibility of airline failures and likelihood of further airline service cutbacks has left it unclear whether, at what pace, and to what extent, that recovery will continue. Accordingly, adverse impacts on our business could continue or worsen for an unknown period of time.

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Exit from the senior living services business: We have entered into an agreement to sell our Senior Living Services business to Sunrise Assisted Living, Inc. The closing of the transaction is subject to the satisfaction or waiver of closing contingencies customary for transactions of this nature and receipt of certain regulatory permits and approvals. In addition, one owner of facilities that our Senior Living Services business manages has sought to prevent the sale transaction through a lawsuit, but has not been successful to date. Although we expect that all closing contingencies, including contingencies related to regulatory permits and approvals, will be satisfied and that the transaction will close by the end of the first quarter of 2003, we cannot assure you that all closing contingencies will be satisfied either by that date or at all. Until we exit the senior living service business we will continue to be subject to the various risks associated with that business, including the risks described above. In addition, our agreement to sell the Senior Living Services business provides for purchase price adjustments and indemnification of Sunrise Assisted Living based on pre-closing events and liabilities resulting from the consummation of the transaction. As the amount of such purchase price adjustments and indemnification obligations depends, in large part, on actions of third parties that are outside of our control, it is difficult to predict the ultimate impact of those adjustments and indemnities.